Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

ROBUST Q3 RESULTS POINT WAY TO RECORD YEAR FOR RANDGOLD

London, Thursday 6 November 2014 – The ongoing ramp-up of the Kibali mine led a strong overall performance by all of Randgold’s operations in a quarter in which production reached a new record level and costs were well contained.

Results for the three months to September, released today, show production of 299 320 ounces, up 8% on the previous quarter. Production for the first nine months of the year was up 37% on the comparable period in 2013, reflecting Kibali’s contribution and the impact of expansion and upgrade projects at the other operations. Total cash cost per ounce of $692/oz was well contained, down 1% on the previous quarter.

Earnings per share increased by 11% to $0.63 quarter on quarter but profit was affected by foreign exchange adjustments and at $66.0 million was just marginally ahead of the previous quarter. Profit from mining of $172.6 million was up 6% quarter on quarter. By the end of the quarter, Randgold had returned to its debt-free status, having repaid its revolving credit facility.

Kibali is nearing operational stability as it continues to ramp up mining and production, and the operation is well on its way to achieving its goal of delivering an average of 650 000 ounces per year over the next 10 years, chief executive Mark Bristow said. The mine produced 145 152 ounces in Q3, substantially up on Q2’s 91 137 ounces. Production at the group’s flagship Loulo-Gounkoto complex was 8% down at 160 286 ounces but Bristow said it was still on track to exceed its 2014 guidance of 640 000 ounces.

Tongon increased quarter on quarter production by 22% to 63 832 ounces on the back of improved mill feed grade, gold recovery and mill tonnage throughput, and total cash cost per ounce was reduced by 15% to $799. Bristow said the improved performance was attributable to the upgrade and expansion measures taken by Tongon and an intensified focus on efficiencies. Preliminary drilling has identified an additional 450 000 ounces of resources at the mine.

“With production standing at 860 366 ounces at the end of September, we’re well on our way to passing the million-ounce landmark before the end of this year. It’s been another challenging quarter but our operations have done well and it’s particularly gratifying to note that despite the growth of the scale and complexity of our operations, our safety record continues to improve,” Bristow said.

“It’s also a good feeling to be back in the black after repaying our revolving credit facility. We’re still growing our existing businesses and our recently restructured and reinforced exploration team is out in the field hunting for additional ounces and new opportunities.”

Bristow said while the Ebola outbreak in West Africa had not directly affected Randgold’s mines, the group had mounted an extensive campaign to protect its employees and host communities against the disease.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE SECOND QUARTER ENDED 30 JUNE 2014

▪ Record gold production up 8% quarter on quarter and 37% for 9 months year on year

▪ Total cash cost/oz down 1% quarter on quarter and down 8% for 9 months year on year

▪ Profits in line with Q2 on the back of improved gold production offset by foreign exchange losses

▪ Group repays RCF and has no borrowings following strong cashflow from operations

▪ Loulo-Gounkoto complex on track to beat year end production guidance

▪ Kibali posts significant improvement on back of ongoing ramp up

▪ Tongon starts to deliver on recovery plan

▪ Tongon preliminary drilling adds 450 000oz of resources in Southern Zone

▪ New exploration manager picks up on Randgold’s mission to grow through discovery and development

▪ Year to date safety record improves despite challenging Q3

Randgold Resources Limited (‘Randgold’) had 92.7 million shares in issue as at 30 September 2014.

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2014	2014	2013	2014	2013
Average gold price received ($/oz)	1 277	1 290	1 327	1 288	1 429
Gold sales*	376 796	355 218	348 688	1 094 933	910 544
Total cash costs*	204 140	192 950	173 961	589 163	480 126
Profit from mining activity*	172 656	162 268	174 727	505 770	430 418
Exploration and corporate expenditure	8 897	13 558	12 608	33 284	40 947
Profit for the period	66 032	65 630	97 544	216 781	233 301
Profit attributable to equity shareholders	58 008	53 003	81 336	185 351	197 281
Net cash generated from operations	125 149	73 370	144 607	248 289	254 681
Cash and cash equivalents+	63 424	26 663	16 744	63 424	16 744
Gold on hand at period end#	11 993	7 496	1 397	11 993	1 397
Group production (oz)	299 320	277 283	233 677	860 366	628 896
Group sales* (oz)	295 018	275 369	262 850	850 410	636 994
Group total cash cost per ounce* ($)	692	701	662	693	754
Group cash operating cost per ounce* ($)	632	635	593	630	680
Basic earnings per share ($)	0.63	0.57	0.88	2.00	2.14

+	Cash and cash equivalents excludes an overdraft of $0.2 million at 30 September 2014 (cash of $11.6 million at 30 September 2013 and $4.5 million at 30 June 2014) relating to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
*	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
#	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $376.8 million increased by 6% compared to the previous quarter due to a 7% increase in ounces sold during the quarter, partially offset by a 1% drop in the average gold price received of $1 277/oz. The increase in group production resulted from an increase in ounces sold at

Kibali, due to improved throughput, grades and recoveries quarter on quarter, as well as increases in ounces sold at Tongon, driven by increased grades and recovery.

Compared to the corresponding quarter of 2013, gold sales were up 8% as a result of a 12% increase in the number of ounces sold offset by a 4% decrease in the average gold price received (Q2 2013: $1 327/oz).

Total cash costs for the quarter of $204.1 million were well contained and were up 6% compared with the previous quarter, in line with the increased throughput. Total cash costs were up 17% from the corresponding quarter of 2013 mainly as a result of the start of production at Kibali during Q4 of 2013. Total cash cost per ounce dropped 1% quarter on quarter to $692/oz, but increased by 5% compared to the corresponding quarter of 2013, mainly due to significantly higher strip ratios at Gounkoto, offset by increased production at Kibali and at Tongon during the quarter.

Profit from mining increased by 6% to $172.7 million from the previous quarter due to the increased production as mentioned above and was in line with the corresponding quarter in 2013.

Exploration and corporate expenditure of $8.9 million for the current quarter decreased by 34% from the previous quarter due to reduced exploration fieldwork and drilling activity, in line with plan for the rainy season in West Africa.

Expenditure decreased by 29% compared to the corresponding quarter in 2013, in line with the revised exploration strategy and focus on brownfields exploration to convert resources at existing operations which expense is capitalised.

Depreciation and amortisation of $38.5 million increased by 21% against the previous quarter and by 25% compared to the corresponding quarter in 2013, reflecting revisions to estimates associated with the unit of production calculations to depreciate the assets over current Life of Mine made in the prior quarter, as well as increases in the asset base at Loulo. The increase over the corresponding 2013 quarter reflects the increase in assets brought into use at the Loulo-Gounkoto complex.

Other income of $1.3 million decreased by 14% from the previous quarter’s $1.5 million and by 65% from the $3.6 million of the corresponding quarter in 2013. Other income includes management fees from Morila and Kibali and the decrease quarter on quarter reflects lower management fees received from Morila. Other income at the end of September 2013 also includes operational exchange gains accounted for during the quarter.

Other expenses of $16.7 million include operational exchange losses incurred during the quarter under review. This was driven by the strengthening by 8% during the quarter of the US dollar against the euro and CFA balances.

The significant TVA balances owed by the Malian government which are carried at Loulo and Gounkoto are denominated in CFA and are major contributors of the operational exchange losses booked during the current quarter.

Share of profits from equity joint ventures increased by $17.2 million from the previous quarter and by $10.3 million from the corresponding quarter in 2013, to $17.8 million.

The increase quarter on quarter is the result of increased production and profits at Kibali during the quarter. Share of equity joint ventures also includes profits from Morila and from the group’s asset leasing joint ventures which remained in line with the prior quarter.

Income tax expenses of $13.6 million decreased by 49% quarter on quarter and by 53% from the corresponding quarter in 2013. The decrease from the prior quarter was due to lower production and profitability from the Loulo-Gounkoto complex in the current quarter.

Basic earnings per share increased by 11% to $0.63 (Q2 2014: $0.57) quarter on quarter and decreased by 28% from Q3 2013, following the movements in profit described before.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 160 285 ounces (Loulo 105 238 ounces and Gounkoto 55 047 ounces), 8% down on the previous quarter (Q2 2014: 174 052 ounces). Tonnes processed during the quarter decreased slightly to 1 091kt (Q2 2014: 1 126kt) at a reduced grade of 5.1g/t (Q2 2014: 5.3g/t), in line with plan, while recoveries decreased slightly to 90.4%, due to a planned change in the feed blend. Total cash cost per ounce increased to $675/oz (Q2 2014: $619/oz) due to the lower ounces produced. For the nine months, production was up 22% on the prior year at 503 090 ounces while total cash cost per ounce decreased by 13% to $647/oz over the same period.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	7 301	6 020	6 838	20 101	25 797
Ore tonnes mined (000)	1 018	1 319	1 426	3 454	4 008
Milling
Tonnes processed (000)	1 091	1 126	1 104	3 321	3 350
Head grade milled (g/t)	5.1	5.3	5.1	5.2	4.4
Recovery (%)	90.4	90.6	90.8	90.4	86.7
Ounces produced	160 285	174 052	165 146	503 090	411 398
Ounces sold	158 047	175 178	181 828	498 238	418 585
Average price received ($/oz)	1 278	1 287	1 318	1 287	1 417
Cash operating costs* ($/oz)	599	542	536	570	659
Total cash costs* ($/oz)	675	619	616	647	744
Gold on hand at period end# ($000)	5 901	3 465	-	5 901	-
Profit from mining activity* ($000)	95 263	117 161	127 725	318 930	281 555
Gold sales* ($000)	201 994	225 532	239 734	641 094	593 093
*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Two Lost Time Injuries (LTIs) were recorded during the quarter; consequently the LTIFR increased from 0.61/million hours worked in Q2 to 1.16 this quarter.

On a standalone basis, Loulo produced 105 238 ounces of gold (Q2 2014: 90 209 ounces) at a total cash cost of $670/oz (Q2 2014: $696/oz). The increase in production was due to a 19% increase in tonnes processed, on the back of decreased production from Gounkoto, in line with the plan to balance production from the two mines in proportion to reserves.

Profit from mining of $62.7 million was higher than the previous quarter’s $54.0 million, reflecting the increase in gold production and gold sales and lower cost of production per ounce. For the nine months, production was up 32% year on year at 288 299 ounces while total cash cost per ounce decreased by 17% to $683/oz over the same period.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	713	695	598	2 141	3 596
Ore tonnes mined (000)	693	665	538	2 036	1 942
Milling
Tonnes processed (000)	714	602	530	1 948	1 818
Head grade milled (g/t)	5.1	5.1	4.9	5.1	4.3
Recovery (%)	90.4	90.5	90.8	90.4	86.2
Ounces produced	105 238	90 209	76 258	288 299	219 188
Ounces sold	103 195	91 090	84 112	285 073	223 516
Average price received ($/oz)	1 277	1 288	1 317	1 287	1 446
Cash operating costs* ($/oz)	593	619	664	606	736
Total cash costs* ($/oz)	670	696	744	683	823
Gold on hand at period end# ($000)	3 924	1 570	-	3 924	-
Profit from mining activity* ($000)	62 653	53 960	48 130	172 026	139 408
Gold sales* ($000)	131 787	117 347	110 736	366 760	323 302

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground production performed well during Q3, hoisting 414 139t from Yalea and 279 051t from Gara, with both mines achieving record ore production for the quarter.

Development metres decreased quarter on quarter, in line with plan to reduce the development profile as the backfill capacity builds up.

UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
YALEA
Ore tonnes mined	414 139	389 136	338 483	1 212 996	986 686
Development metres	2 260	2 283	3 047	7 115	8 843
GARA
Ore tonnes mined	279 051	275 863	199 264	554 914	599 738
Development metres	1 410	2 110	2 335	5 712	7 740

GOUNKOTO

As in Q2, no lost time injuries were recorded during the quarter and the mine achieved 5 million hours LTI free hours.

On a standalone basis, Gounkoto produced 55 047 ounces of gold (Q2 2014: 83 843 ounces) at a total cash cost per ounce of $685/oz (Q2 2014: $535/oz). The decrease of 34% in ounces produced was due to lower tonnes processed, in line with the plan to balance production from the two mines in proportion to reserves, and the lower head grade milled. Total cash cost per ounce was also negatively impacted by an increase in the strip ratio, in line with the mining plan.

Profit from mining for the quarter of $32.6 million was lower than the Q2 2014’s $63.2 million, as a result of the decrease in ounces produced, increased total cash cost per ounce and the lower average gold price received.

For the nine months, production was up 12% year on year at 214 790 ounces while total cash cost per ounce decreased by 9% to $598/oz over the same period.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 588	5 325	6 240	17 960	22 201
Ore tonnes mined (000)	325	654	888	1 419	2 066
Milling
Tonnes processed (000)	376	524	574	1 373	1 532
Head grade milled (g/t)	5.0	5.5	5.3	5.4	4.5
Recovery (%)	90.4	90.6	90.8	90.3	87.3
Ounces produced	55 047	83 843	88 888	214 790	192 210
Ounces sold	54 852	84 088	97 716	213 165	195 069
Average price received ($/oz)	1 280	1 287	1 320	1 287	1 383
Cash operating costs* ($/oz)	609	458	426	521	571
Total cash costs* ($/oz)	685	535	506	598	654
Gold on hand at period end# ($000)	1 977	1 896	-	1 977	-
Profit from mining activity* ($000)	32 610	63 200	79 595	146 904	142 147
Gold sales* ($000)	70 207	108 185	128 998	274 333	269 791

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

Further drilling was completed during the quarter between the current open pit position and the underground resource target. This confirmed the current resource model and, in particular, the low grade material between the current open pit and the underground target area, confirming the current open pit underground interface position at a gold price of $1 000/oz. The underground design is now being finalised to evaluate the underground potential with the aim of converting this material to reserve by the end of the year.

Geotechnical drilling is currently being completed on the portal position in the open pit. Based on the latest open pit schedule an optimal site for the portal has been highlighted in the south of the pit, reducing the capital development required to access the underground target while also allowing for a direct route rather than a spiral decline.

In the current plan, all attempts to reduce the capital requirement are being made with as little underground infrastructure as possible being designed. Ore will be trucked to the portal, then rehandled at pit bottom and trucked to surface ROM with available open pit fleet. There will be no crushing or backfill facilities underground. All available surface infrastructure including aggregate crushers and Cement Aggregate Fill (CAF) plants currently in use at Loulo will be utilised as well as the original construction camp which will be used for accommodation and office facilities.

The backfill method currently being proposed is a surface CAF facility that will drop CAF down a surface borehole and then distributes underground.

Further bottle roll testwork on the recently drilled MZ3 extension area confirmed good recoveries of plus 91%.

Ventilation design and heat modelling is currently underway to determine requirements.

MORILA

Two LTIs were recorded during the quarter compared to 0 LTIs during the previous quarter resulting in an LTIFR of 2.88% compared to nil during the previous quarter.

During the quarter, 24 712 ounces of gold were produced, a small increase on the previous quarter (Q2 2014: 24 557 ounces), mainly due to an increase in throughput from 783kt to 922kt, partially offset by a slight decrease in head grade from 1.1g/t to 1.0g/t.

Total cash costs of $1 489/oz were 18% higher than the previous quarter’s $1 259/oz, partially as a result of the lower head grade mined and the higher cost of mining from the pit pushback. Total cash costs are expected to decrease in the fourth quarter on the back of higher grades from the pit pushback.

Profit from mining dropped from $0.6 million in the previous quarter to a loss of $5.3 million as a result of the increased costs quarter on quarter and a lower gold price received.

Capital expenditure for the quarter, which mostly related to the tailings retreatment project, amounted to $5.0 million and totals $16.7 million for the year to date (at 100%), the majority of which has been spent on the Pit 4S pushback.

Work continued on the agribusiness feasibility project across the portfolio.

MORILA RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	4 766	4 437	2 105	13 633	2 859
Ore tonnes mined (000)	463	132	-	672	-
Milling
Tonnes processed (000)	922	783	707	2 370	2 854
Head grade milled (g/t)	1.0	1.1	1.5	1.1	1.3
Recovery (%)	87.4	90.2	92.9	89.7	91.3
Ounces produced	24 712	24 557	30 794	73 899	111 814
Ounces sold	24 712	24 557	30 415	73 899	111 435
Average price received ($/oz)	1 274	1 285	1 346	1 288	1 450
Cash operating costs* ($/oz)	1 462	1 215	664	1 190	652
Total cash costs* ($/oz)	1 489	1 259	745	1 234	739
(Loss)/profit from mining activity* ($000)	(5 321)	635	18 275	4 012	79 222
Attributable (40%)
Gold sales* ($000)	12 594	12 621	16 378	38 070	64 648
Ounces produced	9 885	9 823	12 318	29 560	44 726
Ounces sold	9 885	9 823	12 166	29 560	44 574
Gold on hand at period end# ($000)	-	-	201	-	201
(Loss)/profit from mining activity* ($000)	(2 128)	254	7 310	1 605	31 688

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner AngloGold Ashanti, owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

As in Q2, no lost time injuries were recorded in the quarter, and at the end of Q3 4.3 million LTI free hours have been achieved.

Tongon produced 63 832 ounces of gold in Q3, 22% higher than the previous quarter, on the back of improved mill feed grade, gold recovery and mill tonnage throughput. Recovery improvements were made on the back of faster carbon movement through the recovery circuits and regeneration of carbon, reduced carbon inventory in the CIL circuit as well as good dissolved oxygen levels in the CIL and pumpcell circuits, all resulting in a 4% increase in recovery by the end of Q3. Tonnage throughput continued to increase quarter on quarter as a result of the proactive management of alternative feed sources during the installation of the new upgraded hydrocone crushers and screening circuit, completed at the end of October. Operating costs were well contained and total cash cost per ounce for the quarter decreased by 15% to $799/oz (Q2 2014: $939/oz).

For the nine months, production was in line year on year at 170 740 ounces while total cash cost per ounce increased by 8% to $892/oz over the same period.

Total tonnes mined decreased marginally quarter on quarter as more focus was placed on mining ore in Q3, increasing the ore mined and decreasing the strip ratio, in line with the mine plan. Plant optimisation continued within the current process circuit constraints together with blending the mill feed to minimise metallurgical process upsets. The two main capital projects at Tongon, namely the upgrade of the crusher and flotation circuits designed to improve mill throughput and gold recovery respectively, have progressed well with the former completed at the end of October and the latter scheduled for completion in Q1 2015. The new crusher circuit has been designed to present a finer crushed ore product to the mills, achieving a higher mill tonnage throughput. The new rougher flotation circuit together with new ultra-fine grind mills have been designed to recover the fine gold associated with sulphides, the majority of which previously bypassed the existing flash flotation circuit, thereby increasing gold recovery into the upper 80s. Earthworks and civils have been completed with most equipment orders and process units arriving on site per schedule. Fabrication and installation continues as planned.

Gold sold for the quarter was up 23% quarter on quarter at 63 960 ounces, with profit from mining activity up 64% to $30.2 million, reflecting the increase in ounces sold and lower cost of production.

Infill grade control drilling within the Southern Zone pit has resulted in a gain of 450 000 ounces of resources that will replenish depletion of reserves and resources for the year. The gains are being controlled by the intersection of structures at depth causing a thickening of the mineralisation below an area where the ore was originally modelled as relatively thin and stringy. Further drilling is still required within the pit and areas have also been identified immediately below and adjacent to the current pit that will be targeted for drilling. Any potential thickening of these areas will result in further resource and reserve gains.

TONGON RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 431	6 563	6 503	19 412	21 009
Ore tonnes mined (000)	958	773	1 052	2 629	3 104
Milling
Tonnes processed (000)	1 038	1 021	990	3 042	2 846
Head grade milled (g/t)	2.4	2.1	2.4	2.3	2.5
Recovery (%)	78.8	75.9	74.4	77.3	76.8
Ounces produced	63 832	52 396	56 213	170 740	172 772
Ounces sold	63 960	52 067	68 856	170 538	173 835
Average price received ($/oz)	1 270	1 293	1 310	1 286	1 445
Cash operating costs* ($/oz)	761	900	768	854	782
Total cash costs* ($/oz)	799	939	807	892	826
Gold on hand at period end# ($000)	128	438	1 197	128	1 197
Profit from mining activity* ($000)	30 159	18 430	34 672	67 158	107 696
Gold sales* ($000)	81 241	67 316	90 226	219 327	251 204

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

Kibali recorded 1 LTI during the quarter and a fatal accident involving a Shaft Sinkers employee. The fatality occurred in the shaft sinking activity of the vertical shaft. Following a thorough investigation by Kibali and Shaft Sinkers, Shaft Sinkers’ practices have been reviewed and necessary improvements made.

Kibali’s operational performance improved significantly during the quarter with gold production up by 59% from Q2 to 145 152 ounces mainly on the back of a 26% improvement in throughput and increased head grade milled. The average recovery also improved significantly mainly due to the progress in the commissioning of the concentrate and recovery circuits during the quarter as well as better control of variable transition ore on the ROM pad. Production would have been better except for throughput being hampered in September when Mill 1 had to undergo maintenance on the mill support journal, slipper pads and lubrication system. Mill 1 was fully operational by the end of the quarter.

Total cash costs reduced by 21% to $557/oz on the back of the improved production. Profit from mining doubled during the quarter to $101.8 million, reflecting the increased gold sales and lower cost of production.

Total tonnes mined also improved by 42% with ore tonnes mined up by 17%. This is mainly due to improved plant availability and efficiency. Ore was intersected in the underground development and a small amount of development ore was processed.

KIBALI RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	7 930	5 584	1 114	20 842	18 678
Ore tonnes mined (000)	1 331	1 138	6 290	3 849	3 157
Milling
Tonnes processed (000)	1 485	1 183	-	3 913	-
Head grade milled (g/t)	4.0	3.4	-	3.6	-
Recovery (%)	77.0	71.0	-	77.8	-
Ounces produced	145 152	91 137	-	348 838	-
Ounces sold	140 279	85 116	-	337 944	-
Average price received ($/oz)	1 283	1 299	-	1 292	-
Cash operating costs* ($/oz)	513	647	-	540	-
Total cash costs* ($/oz)	557	706	-	586	-
Profit from mining activity* ($000)	101 798	50 488	-	238 617	-

Attributable (45%)
Gold sales* ($000)	80 969	49 749	-	196 430	-
Ounces produced	65 318	41 012	-	156 977	-
Ounces sold	63 126	38 302	-	152 075	-
Gold on hand at period end# ($000)	5 964	3 593	-	5 964	-
Profit from mining activity* ($000)	45 809	22 720	-	107 378	-

Randgold owns 45% of Kibali Goldmines SA (formerly Kibali Goldmines SPRL) (Kibali) with the DRC State and joint venture partner AngloGold Ashanti owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

The construction of the metallurgical facility was materially completed at the end of Q3 with only punching against agreed lists taking place. In respect of the hydropower projects, three of the four turbines at Nzoro 2 are now being consistently utilised within the operation’s power grid with hydropower utilisation improving during the quarter, although not yet at optimum levels. Construction of the second station, Ambarau, has commenced and is expected to be completed in 2015. The construction of the paste backfill plant is on schedule for completion and commissioning at the end of Q1 2015.

Declines

The development of the decline shaft system continued well during the quarter and remained ahead of plan at the end of Q3. The focus of the development was on the ventilation infrastructure and the completion of the main pump station.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Ore tonnes mined	24 715	2 843	-	27 558	-
Development metres	2 066	1 802	1 222	5 526	2 580

Vertical shaft

The sinking metres achieved for Q3 was ahead of plan with shaft depth at the end of the quarter at 677 metres.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2014	2014	2013	2014	2013
Vertical metres	149	109	29	479	102
Off shaft development	152	130	-	282	-

Resettlement Action Plan (RAP)

Completion of the Roman Catholic Church at the end of Q3 brought an end to the original RAP project. A new moratorium was entered into between the provincial governor during the quarter, extending the current Exclusion Zone to include the Mofu and Gorumbwa deposits. A limited RAP will occur with affected families around the Mofu pit and is expected to be completed by Q4 2014. The Gorumbwa RAP is planned to be completed by the end of 2015.

Capital expenditure

Capital expenditure for the quarter amounted to $76.2 million and totals $291.1 million for the year to date (at 100%). The capital estimate for phases 1 and 2 of the project remains in line with previous guidance, with phase 1 expected to be completed by the end of the year.

EXPLORATION ACTIVITIES

The third quarter was dominated by the annual pause in exploration field programmes due to the onset of the wet season in West Africa. However, it is a period when the validation and interpretation of the data collected during the field season is completed and targets prioritised and field programmes designed for the forthcoming season. Additionally, with the departure of Paul Harbidge as general manager of exploration, there has been a restructuring of the department and Joel Holliday has been appointed the new group exploration manager. Joel is a geologist with over 18 years’ experience and has been working with Randgold for more than 10 years in various roles, most recently as exploration manager - West Africa.

Exploration is an integral part of Randgold’s organic growth strategy and requires a long term commitment of between five and ten years, which is the minimum time frame to make a discovery, complete a feasibility study, develop a gold mine and bring it into production. While there have been significant changes within the exploration team itself, the Randgold exploration strategy as reviewed at the team’s annual exploration strategic review during the quarter, remains unchanged. Our aim remains to add value through the discovery of world class deposits and the addition or conversion of ounces around our operations.

Key strategic goals for 2014 - 2015:

▪	Add value at Massawa through the development of an accurate geological model including the high grade quartz-stibnite structures in the Central Zone (CZ).
▪	Identify opportunities across the Mako belt and within Senegal.
▪	Continue focus along the Senegal-Mali shear zone (SMS) and leverage our research and knowledge in the Loulo district.
▪	Develop a new groundholding in Côte d’Ivoire with ongoing focus on our existing Ivorian portfolio.
▪	Build the Kibali mine resource and expand our footprint in Central Africa.
▪	Mali South remains a generative stage project with further research planned. At Morila we are revisiting the exploration database and returning to study some new areas of interest around the deposit.
▪	Central Africa holds enormous potential and a priority area for corporate exploration growth is the northern margin of the Congo Craton through DRC, South Sudan, South Uganda, South Kenya and

Tanzania. We are actively pursuing due diligence opportunities on three separate areas in NE DRC as well as engaging with authorities in Kenya and Tanzania.

▪	Continue to monitor and evaluate other opportunities across Africa and globally.

MALI

In Mali, the key area of interest is the SMS which is a world class gold belt. Exploration continues in the Loulo district and on our joint ventures at Bambadji, Bena, Legend and Bakolobi through which we control most of the target structure. We will continue to pursue ground acquisition opportunities along the SMS, as the Malian government starts to cancel permits which are not being worked, and increase our understanding of the structure through our generative work and research.

Gounkoto

Work during the quarter included infill drilling on the MZ3 section of the Gounkoto underground programme. Results from this infill drilling confirmed the tenor and width of high grade mineralisation within the underground resource and further reinforced the potential of the underground project to deliver 1Moz at +5g/t. The plunging high grade shoots in MZ3 at Gounkoto remain open down plunge and have the potential to vector the exploration into more significant underground targets close to planned infrastructure. Drill results immediately below the open pit confirmed the lower grades as per the model and thus the focus has turned to extensions of the underground potential with depth.

Q3 drill results:

Borehole number	From (m)	To (m)	Width (m)	True width (m)	Grade (Au g/t)	Including
GKDH418	453.2	467.7	14.5	12.29	31.59
GKDH423	231.6	237.3	5.7	4.69	0.69
GKDH421	362.85	369.35	6.5	5.45	4.49	2.9m @ 8.8g/t
GKDH424	393.9	410.85	16.95	15.21	11.03	4.3m @ 16.94g/t and 6.5m @ 15.07g/t
GKDH422	302.8	314.5	11.7	10	0.85
GKDH426	376	413.5	37.5	31.52	3.29	2.05m @ 22.32g/t and 4.5m @ 11.32g/t
GKDH428	200.35	207.1	6.75	6.1	2.76	2.15m @ 7.4g/t
GKDH430	170	176.6	6.6	5.87	3.25	0.90m @ 17.40g/t

Advanced grade control drilling at MZ4 and P64 were completed with drill intersection grade averages being significantly higher than the grade of the existing block models. Geological models are being updated for these deposits to constrain new resource estimates scheduled for delivery in Q4 and the redesign of the northern portion of the Gounkoto open pit. The team has also advanced exploration models and interpretations at P64 Extension and Toronto which place these targets into a broader structural framework of the Gounkoto North area that is geologically consistent. These models have generated additional areas of interest and will drive targeted exploration forward into the new field season.

Loulo

Progress was made on the district-wide initiative to improve the lithological and structural understanding of Loulo area. Field mapping shows that the pervasive NNE trending lineaments seen in geophysical data represent faults, shears and intrusives and that the spatial distribution of sinistral verging Gara style folds are more widespread than previously recognised. This has regional implications for locating blind, fold-related mineralisation or areas where high grades are developed as folds are intersected by major structural trends. An interpretation of the gradient array Induced Polarisation (IP) geophysical survey completed over the underexplored northern portion of the Loulo permit has identified 12 preliminary targets for follow-up work.

At Waraba, results from initial drilling (WDH001) returned 6.0m at 5.07g/t from 153m and 15.8m at 1.43g/t from 189m in a 75m wide zone of variably sheared, carbonate-chlorite-silica altered greywacke, polymictic breccia and limestone. Further trenching along the +2km strike length of the Waraba shear zone is planned in the new field season, with the aim of confirming a Yalea style structural model along strike at this target.

An orientation survey to develop optimum sampling and analytical protocols for future geochemical sampling over covered areas in the Loulo district is underway. Initial results from interpretation of historic surface geochemical data have highlighted a number of unexplained anomalies that represent potential exploration targets in the Loulo district and wider SMS trend.

Underground exploration

At Gara, infill drilling at the base of the block model has confirmed that the system is open, strongly altered and intensely mineralised, highlighting potential for step-out drilling around the block model to incrementally add to resources. Results from this area during the quarter include LOCP176: 8.5m at 6.74g/t from 370.65m, L0CP177: 4.55m at 5.63g/t from 370.65m and L0CP175: 16.2m at 5.96g/t from 180.2m. Target areas exist below the block model and down plunge to the south. Additionally, exploration targeting to the south of Gara predicts further high grade along the hinges of tight south plunging s-type folds, especially where they cross through the axis of a sub-horizontal warp in the Gara orebody. The wavelength of s-type folds within the orebody suggests that the target area would be 250m to 300m south of the existing model.

At Yalea, drilling continues to highlight the potential of the deep inferred area at the base of the model. Several holes drilled there have intersected better widths and grades than expected, including YADH016: 7.00m at 5.22g/t from 657m including 2m at 16.75g/t, YADH11: 6.30m at 1.99g/t and YADH13: 41m at 3.59g/t and the area is subject to ongoing investigation. Exploration has a number of additional targets around the deposit based on the plunging intersection of structures believed to control high grades within the deposit.

Bambadji and Bena

Both the Bambadji and Bena permits have been renewed and made available to Randgold through our existing JV agreements with Iamgold (Bambadji) and New Mining Mali (Bena). The teams have been preparing for the new field season by revisiting the data for these permits, reviewing the existing targets and generating additional targets based on updated ideas and models.

Mali West

Bakolobi (Taurus JV)

At Bakolobi, key results from the reconnaissance RC programme reported last quarter included 14m at 2.47g/t including 5m at 4.56g/t, 17m at 1.55g/t including 1m at 8.9g/t, 31m at 1.01g/t including 7m at 2.37g/t and 9m at 1.31g/t including 1m at 4.09g/t. These results define a system of sub-parallel NS orientated structures with silica-albite-carbonate alteration and strong sulphide mineralisation. A programme of trenching along these structures to understand their geometry, controls and the depth of overlying transported material is due to start prior to further drilling.

Legend Gold JV

On the Legend Gold joint venture, to the south of Sadiola, we have started the process of establishing a field exploration camp to support ongoing work there. This follows on from reconnaissance work over the portfolio locating the Kofi and Keniebandi formation boundary last quarter and confirming coincident deformation associated with the SMS. Four targets have been generated over a band of limestones and greywackes to the immediate east of the SMS which shows similarities to the Loulo district to the south. A trenching programme along this trend is planned for Q4.

SENEGAL

Exploration on satellites around the Massawa deposit previously added 0.92Moz at 1.74g/t to the project’s inferred resources and additional ounces at a higher grade are still the target for the regional exploration. In the meantime, the evaluation of the Massawa deposit continues. The model within the CZ has been updated following shallow close-spaced drilling and trenching carried out during Q2. Six ore zones now exist in the CZ and a number of these contain very high grade quartz-stibnite shears. These high grade structures have always been recognised and at times, included in the model, however their continuity has always been difficult to model due to the variable nature of quartz veins and the nugget effect of coarse gold on assay values, combined with the relatively wide spacing of conventional resource drilling (50m). Recent infill work has shown these veins to be more continuous than previously interpreted and has highlighted a significant potential for gravity recoverable gold within the Massawa deposit which could materially affect the project’s economics. This potential is the current focus of the feasibility work and an updated model of the Massawa deposit is scheduled for the year end.

In Q4, a 15m by 10m orientation drilling study will be completed over a 50m strike length of the sulphide mineralisation within the CZ to further evaluate the high grade structures. This project will include a number of assay methods to evaluate the effectiveness of fire assay as a method of assaying for coarse gold.

CÔTE D’IVOIRE

We believe Côte d’Ivoire has the potential to host another world class gold district in West Africa, however the data doesn’t currently exist to allow us to accurately evaluate its prospectivity. This is an opportunity and, as well as continuing to work on our large landholding in the north of the country, we are establishing a new portfolio in the SE of the country in an area which hosts a number of affinities with the gold belts of SW Ghana.

We have been granted two new permits in northern Côte d’Ivoire (Tengrela South) and in eastern Côte d’Ivoire (Kouassi-Datekro North). Currently, Randgold and its Ivorian partners hold a portfolio of eight permits of 4 500km2 and are following up on ten recent applications in the SE of the country totalling 4 000km2. This robust portfolio offers flexibility to prioritise both permits and targets. While it remains critical to find more ounces and/or a standalone deposit on the Nielle permit, the team is also progressing targets across the portfolio.

At Nielle, the geological models for the Tongon satellites and the near-mine low grade prospects were reviewed. Drilling at Sekala (0.67Mt ore at a grade of 1.45g/t in the $1 000/oz pit) confirmed the model as well as provided a better understanding of the continuity and the geometry of the mineralised zone. Intersections from the current programme include 15m at 3.27g/t from 41m including 7m at 5.20g/t, 9m at 2.72g/t including 5m at 3.80g/t, and 18m at 1.86g/t including 4m at 5.30g/t. In the Tongon SZ pit, infill grade control drilling targeting an updated and improved geological model, which incorporates the Skarn alteration relogging, has added 450 000 ounces to the resource replacing the 2014 depletion from mining. Further opportunity exists below the current grade control drilling and immediately beyond the base of the $1 000/oz pit where structures intersect and these targets will be tested in Q4.

On the Boundiali permit, encouraging results (16m at 2.87g/t including 9m at 4.92g/t) from initial trenching at Fonandara were followed-up by further trenches that returned 17.26m at 2.16g/t including 5.48m at 4.59g/t, 14.10m at 1.56g/t including 1.30m at 3.18g/t and 1.33m at 4.86g/t. The integration of these results together with previous AC drilling point to a potentially mineralised corridor 1.4km in length. Latest data also suggest a complex thrust geometry possibly controlling the mineralisation and further investigations are planned.

At Fapoha, an AC/RC reconnaissance drill programme was successfully completed early this quarter with encouraging results returning 39m at 1.54g/t including 12m at 3.86g/t, 33m at 0.51g/t, 27m at 0.45g/t, and 12m at 0.53g/t. Mineralisation is hosted in sheared volcanics and greywacke with silica, sericite and carbonate alteration. Additionally, several large untested anomalies remain to be investigated.

On the Mankono project, the Priority 2 target features a large anticline fold composed of phyllites on the limbs and coarser grained sediments in the core, intruded by a number of feldspar porphyries. To date, infill soil sampling has defined a strong anomaly over 3.5km long with values up to 2.3g/t coinciding with silicified in-situ stockwork mineralisation in a quartzite host grading up to 7.2g/t in pits in the core of the fold. Trenching results across the limb of the fold returned an intersection of 17m at 1.45g/t including 6m at 3.45g/t. A new programme of trenching is now planned to test the core of the fold where the strongest soil values locate.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Over the past six years, since the acquisition of the Kibali project, the Randgold geology team has increased the reserves from 4.5Moz to 12Moz and increased the resources by 4.5Moz to 22.2Moz. The current phase of infill drilling at Gorumbwa is the latest part of an exceptionally successful conversion programme. The giant KCD deposit and its satellites are located along a highly anomalous, trans-crustal terrain boundary (the KZ structure) which outcrops over 35km within the Kibali permit. Due to the necessary brownfields focus around the operation in recent years, a great deal of untested potential, both at surface and at depth, exists along the structure which already hosts multiple plunging mineralised lodes over its full extent. The exploration team is therefore moving to a dual strategy. Greenfields work will continue where sites of favourable lithology and structure coincide with gaps in the coverage along the KZ structure. Simultaneously, a review and analysis of the project’s orebodies is to be carried out, focusing on the geometry, spacing, footprint, distribution and geological controls on the mineralisation across the district, enabling the team to vector into new opportunities which will drive the exploration programmes into 2015 and beyond.

The drilling programme at Gorumbwa to convert the inferred resource to the indicated category within the $1 000/oz pit has advanced during the quarter. Some difficulties were experienced to drill the portion immediately below the old open pit and require the dewatering of the open pit and infill drilling from the base of the pit. The current projection is to convert at least 300 000 ounces of the resource to the indicated category. The new model is considerably more robust and has better defined the underground voids.

KiloGold JV

On the Ngayu belt, trenching at Yambenda continues: 26m has been completed and the full length of the trench is weakly anomalous with a higher grade zone coincident with the ironstone at the crest of the ridge returning 6m at 1.13g/t including 2m at 2.65g/t. The trench is currently being extended to the NE but extensive problems exist due to the depth of the saprolite beneath proximal transported material (from 10vm). Infill soil sampling and mapping over the Mbese target is complete. Mapping has led to an interpretation of regional isoclinal folding. Results are pending.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2014	2014	2013	2014	2013
REVENUES
Gold sales on spot	283 234	292 849	332 309	860 433	845 896
Total revenues	283 234	292 849	332 309	860 433	845 896
Share of profits of equity accounted joint ventures	17 810	621	7 536	45 361	25 075
Other income	1 260	1 464	3 588	6 356	15 555
Total income	302 304	294 934	343 433	912 150	886 526
COST AND EXPENSES
Mine production costs	133 100	131 136	132 032	395 485	403 767
Movement in production inventory and ore stockpiles	(6 165)	(5 141)	2 623	(14 160)	(39 635)
Depreciation and amortisation	38 496	31 714	30 711	106 815	111 872
Other mining and processing costs	16 340	15 745	16 399	48 055	49 133
Mining and processing costs	181 771	173 454	181 765	536 195	525 137
Royalties	14 533	15 518	17 195	44 963	43 178
Exploration and corporate expenditure	8 897	13 558	12 608	33 284	40 947
Other expenses	16 652	225	-	16 877	-
Total costs	221 853	202 755	211 568	631 319	609 262
Finance income	-	229	378	320	1 277
Finance costs	(818)	(350)	(5 603)	(1 408)	(5 807)
Finance income/(costs) - net	(818)	(121)	(5 225)	(1 088)	(4 530)
Profit before income tax	79 633	92 058	126 640	279 743	272 734
Income tax expense	(13 601)	(26 428)	(29 096)	(62 962)	(39 433)
Profit for the period	66 032	65 630	97 544	216 781	233 301
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	(782)	181	425	4	(1 668)
Share of equity accounted joint ventures other comprehensive gain/(loss)	(571)	(158)	3	(20)	(358)
Total other comprehensive income/(expense)	(1 353)	23	428	(16)	(2 026)
Total comprehensive income	64 679	65 653	97 972	216 765	231 275
Profit attributable to:
Owners of the parent	58 008	53 003	81 336	185 351	197 281
Non-controlling interests	8 024	12 627	16 208	31 430	36 020
	66 032	65 630	97 544	216 781	233 301
Total comprehensive income attributable to:
Owners of the parent	56 655	53 026	81 764	185 335	195 255
Non-controlling interests	8 024	12 627	16 208	31 430	36 020
	64 679	65 653	97 972	216 765	231 275
Basic earnings per share ($)	0.63	0.57	0.88	2.00	2.14
Diluted earnings per share ($)	0.62	0.56	0.87	1.98	2.11
Average shares in issue (000)	92 663	92 572	92 217	92 580	92 204

Share of equity accounted joint ventures were previously disclosed below total costs and above profit before tax and have now been included in total income. Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately, but given its immateriality, it has now been included in mine production costs. Transport and refining costs totalling $0.7 million in Q3 2013 and $2 million for the nine months ended 30 September 2013 are now included in mine production costs.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	30 Sep	30 Jun	31 Dec
$000	2014	2014	2013
Assets
Non-current assets
Property, plant and equipment	1 482 736	1 488 197	1 457 500
Cost	2 018 105	1 985 070	1 886 054
Accumulated depreciation and amortisations	(535 369)	(496 873)	(428 554)
Deferred tax	1 294	1 294	1 294
Long-term ore stockpiles	151 708	149 995	142 010
Trade and other receivables	10 794	52 738	49 023
Investments in equity accounted joint ventures	1 364 579	1 340 073	1 267 776
Other investments in joint ventures	45 469	47 355	52 459
Total investments in joint ventures	1 410 048	1 387 428	1 320 235
Total non-current assets	3 056 580	3 079 652	2 970 062
Current assets
Inventories and ore stockpiles	154 956	157 330	180 415
Trade and other receivables	235 208	229 771	186 054
Cash and cash equivalents	63 424	26 663	38 151
Available-for-sale financial assets	1 835	2 617	1 831
Total current assets	455 423	416 381	406 451
Total assets	3 512 003	3 496 033	3 376 513
Equity attributable to owners of the parent	3 048 250	2 982 584	2 879 041
Non-controlling interests	204 999	196 975	178 813
Total equity	3 253 249	3 179 559	3 057 854
Non-current liabilities
Loans from minority shareholders	2 765	2 766	2 929
Deferred tax	29 775	29 775	28 458
Provision for rehabilitation	49 177	49 177	49 177
Total non-current liabilities	81 717	81 718	80 564
Current liabilities
Trade and other payables	139 805	144 280	174 445
Current income tax payable	37 232	40 383	63 650
Borrowings	-	50 093	-
Total current liabilities	177 037	234 756	238 095
Total equity and liabilities	3 512 003	3 496 033	3 376 513

These results are presented as the third quarter ended 30 September 2014. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2013, and which will form the basis of the 2014 annual report. No new or amended accounting standards effective for 2014 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2013, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2013 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $33.0 million for the three months ended 30 September 2014. This can be mainly attributed to capital expenditure at Loulo of $21.6 million, including the development of the Yalea and Gara underground mines ($14.4 million) and construction of the Yalea and Gara backfill plants and ongoing construction ($7.2 million). Capital expenditure at Tongon was $7.9 million, mainly attributable to expenditure on the float upgrade project, and $2.1 million at Gounkoto for the three months ended 30 September 2014.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 September 2014 amounted to $47.5 million with the majority relating to Kibali ($34.7 million) and the Loulo-Gounkoto complex ($9.5 million).

The long term ore stockpiles balance of $151.7 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans, and remains in line with the prior periods.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflects the group’s loans advanced to RAL 1 Limited, one of the group’s asset leasing joint ventures. The increase of $22.6 million in total investment in joint ventures for the quarter mainly reflects the group’s profit share from equity accounted joint ventures ($17.8 million) and funds advanced to Kibali ($7.3 million), partially offset by a repayment received from RAL 1 ($1.9 million).

Inventories and ore stockpiles (including the allocation of a portion to non-current) of $306.7 million were in line with the inventory and ore stockpile balances of $307.3 million at 30 June 2014.

Trade and other receivables (including the allocation of a portion to non-current) at 30 June 2014, dropped by 13% during the three months ended 30 September 2014. This is mainly the result of the decrease in gold debtor balances at Loulo and Tongon as well as decreases in VAT balances at Loulo due to offsets which were made during the quarter.

The total outstanding refundable VAT balances in Mali amount to $127.0 million (30 June 2014: $138.6 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $26.3 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounts to $10.8 million, and is shown in the long term debtors (30 June 2014: $52.7 million). The group’s share of the VAT balance at Kibali amounted to $41.1 million (30 June 2014: $39.5 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group has received claims for various taxes from the State of Mali totalling $123.0 million (30 June 2014: $123.0 million), in respect of the Loulo, Gounkoto and Morila mines and the Kankou Moussa gold sales operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The appointment of arbitrators has been finalised and the first procedural hearing took place during February 2014, although the outcome of this process is not expected to be concluded until 2015.

The increase in cash of $36.8 million since 30 June 2014 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($125.1 million), offset by the group’s continued investment in capital expenditure in its subsidiaries ($33.0 million), as well as additional investments in joint ventures to fund capital expenditure ($7.3 million), at Kibali. The group repaid all of its drawings under the unsecured revolving credit facility which amounted to $50 million during September 2014 and as such has no further outstanding indebtedness under this facility.

The company continues to have access to the full amount of its $200.0 million unsecured revolving credit facility which matures in May 2016. Based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its financial obligations at the prevailing gold price.

Trade and other payables of $139.8 million decreased by 3% from the trade and other payables balance owing at 30 June 2014 of $144.3 million, mainly due to the timing of payments of invoices.

Current tax payable of $37.2 million decreased by 8% and $3.2 million from 30 June 2014 due to corporation tax payments made at Gounkoto and Loulo during the quarter. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

	3 months	9 months	3 months	9 months
	ended	ended	ended	ended
	30 Sep	30 Sep	30 Sep	30 Sep
$000	2014	2014	2013	2013
Profit after tax	66 032	216 781	97 544	233 301
Income tax expense	13 601	62 962	29 096	39 433
Profit before income tax	79 633	279 743	126 640	272 734
Share of profits of equity accounted joint ventures	(17 810)	(45 361)	(7 536)	(25 075)
Adjustment for non-cash items	47 387	130 690	37 522	134 286
Effects of change in operating working capital items	31 940	(37 722)	(21 163)	(134 777)
Receivables	28 443	(35 355)	(97 566)	(129 686)
Inventories and ore stockpiles	661	15 761	(8 107)	(68 446)
Trade and other payables	2 836	(18 128)	84 510	63 355
Dividends received from equity accounted joint ventures	-	-	10 000	18 000
Income tax paid	(16 001)	(79 061)	(856)	(10 487)
Net cash generated from operating activities	125 149	248 289	144 607	254 681
Additions to property, plant and equipment	(33 035)	(132 051)	(53 055)	(189 924)
Funds invested in equity accounted joint ventures	(7 267)	(51 462)	(115 482)	(354 610)
Loans repaid by equity accounted joint ventures	1 886	6 990	-	-
Net cash used by investing activities	(38 416)	(176 523)	(168 537)	(544 534)
Proceeds from issue of ordinary shares	28	2 035	904	904
Dividends paid to company’s shareholders	-	(43 284)	-	(46 137)
Dividends paid to non-controlling interests	-	(5 244)	(5 044)	(22 038)
Repayment of borrowings	(50 000)	-	-	-
Net cash used by financing activities	(49 972)	(46 493)	(4 140)	(67 271)
Net (decrease)/increase in cash and cash equivalents	36 761	25 273	(28 070)	(357 124)
Cash and cash equivalents at beginning of period	26 663	38 151	44 814	373 868
Cash and cash equivalents at end of period	63 424	63 424	16 744	16 744

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity
						attributable	Non-
	Number of	Share	Share	Other	Retained	to owners	controlling	Total
	ordinary	capital	premium	reserves*	earnings	of parent	interests	equity
	shares	$000	$000	$000	$000	$000	$000	$000
Balance - 31 Dec 2012 (audited)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687
Share of other comprehensive loss of joint ventures	-	-	-	(358)	-	(358)	-	(358)
Fair value movement on available-for-sale financial assets	-	-	-	(1 668)	-	(1 668)	-	(1 668)
Other comprehensive expense	-	-	-	(2 026)	-	(2 026)	-	(2 026)
Net profit for the period	-	-	-	-	197 281	197 281	36 020	233 301
Total comprehensive income/(expense) for the period	-	-	-	(2 026)	197 281	195 255	36 020	231 275
Share-based payments	-	-	-	22 414	-	22 414	-	22 414
Share options exercised	17 750	1	903	-	-	904	-	904
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	351	(351)	-	-	-	-
Shares vested#	160 628	8	12 722	(10 841)	-	1 889	-	1 889
Dividend relating to 2012	-	-	-	-	(46 137)	(46 137)	-	(46 137)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(22 038)	(22 038)
Balance - 30 Sep 2013	92 239 531	4 612	1 423 120	60 190	1 305 417	2 793 339	172 655	2 965 994
Balance - 31 Dec 2013 (audited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854
Fair value movement on available-for-sale financial assets	-	-	-	4	-	4	-	4
Share of other comprehensive income of joint ventures	-	-	-	(20)	-	(20)	-	(20)
Other comprehensive income/(expense)	-	-	-	(16)	-	(16)	-	(16)
Net profit for the period	-	-	-	-	185 351	185 351	31 430	216 781
Total comprehensive income/(expense) for the period	-	-	-	(16)	185 351	185 335	31 430	216 765
Share-based payments	-	-	-	23 097	-	23 097	-	23 097
Share options exercised	108 300	6	2 029	-	-	2 035	-	2 035
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	756	(756)	-	-	-	-
Shares vested#	283 888	14	21 698	(19 686)	-	2 026	-	2 026
Dividend relating to 2013	36 366	2	2 988	-	(46 274)	(43 284)	-	(43 284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 244)	(5 244)
Balance - 30 September 2014	92 674 085	4 634	1 450 984	67 037	1 525 595	3 048 250	204 999	3 253 249
*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ in the following table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2014	2014	2013	2014	2013
Gold sales per IFRS#	283 234	292 849	332 309	860 433	845 896
Gold sales adjustments for joint ventures+	93 562	62 369	16 379	234 500	64 648
Gold sales*	376 796	355 218	348 688	1 094 933	910 544
Mine production costs#	133 100	131 136	132 032	395 485	403 767
Movement in production inventory and ore stockpiles#	(6 165)	(5 141)	2 623	(14 160)	(39 635)
Royalties including adjustment for joint ventures	17 597	18 189	18 183	53 124	47 062
Royalty adjustment for joint ventures+	(3 064)	(2 671)	(988)	(8 161)	(3 884)
Total royalties#	14 533	15 518	17 195	44 963	43 178
Other mining and processing costs#	16 340	15 745	16 399	48 055	49 133
Cash costs adjustments for joint ventures+	46 332	35 692	5 712	114 820	23 683
Total cash costs*	204 140	192 950	173 961	589 163	480 126
Profit from mining activity*	172 656	162 268	174 727	505 770	430 418
Ounces sold	295 018	275 369	262 850	850 410	636 994
Total cash cost per ounce sold*	692	701	662	693	754
Cash operating cost per ounce sold*	632	635	593	630	680
Gold on hand at period end*	11 993	7 496	1 397	11 993	1 397
#	Figures extracted from IFRS results.
*	Refer to explanation of non-GAAP measures provided.

+	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the following table and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2013 annual report which should be considered along with the 2013 annual report on Form 20-F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20-F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2013 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.

Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation. The spread of the Ebola virus could have an adverse effect on the group’s operations. A lack of preparedness and safe-guarding in relation to the outbreak of Ebola in the countries and the local communities the group operates in could result in the disruption to operations.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.

STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.
Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

During the quarter, the company performed well across all its operations and projects. At Loulo-Gounkoto, production is now expected to exceed the annual guidance provided at the start of the year, while at Kibali, the company may fall just short of its annual target, as it continues with the ramp-up of the operation. As such, the group continues to forecast production and cash costs within the guidance range set out at the start of the year.

As is customary, the company will be finalising its 2015 budget during the fourth quarter and guidance for 2015 will be given with the year end results. The group remains focused on its strategy to deliver value for all its stakeholders through the discovery and development of world class orebodies and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

▪	These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
▪	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
6 November 2014

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www.randgoldresources.com

RANDGOLD RESOURCES NEWS UPDATES

SUSTAINING PROFITABILITY AT A LOWER GOLD PRICE

Cyclicality is an inescapable characteristic of the gold market, and to secure their long term profitability mining companies need to structure their operations and manage their margins accordingly, says Randgold Resources CFO Graham Shuttleworth.

“In the mining industry all decisions are essentially long term ones, and it’s very difficult to backtrack if you get them wrong. During the boom most miners reset their businesses for much higher gold prices than we have now, and they’re consequently finding it very difficult to deal with the downturn,” he says.

“Randgold has some experience of the cycle – we built the company at a time when the gold price was plumbing historic depths – and we didn’t succumb to the lure of the boom. Over the past three years, when the gold price at times exceeded $1 900 per ounce, we calculated our reserves and designed our long term mine plans at $1 000. Because we didn’t follow the herd, all our businesses remain profitable at current spot prices and, unlike much of the industry, we haven’t had to close, downsize or write down our assets.”

Sticking to a long term strategy and using a lower gold price for business planning also enforce a disciplined approach to investment and capital allocation, Shuttleworth says. This ensures that the company can continue to generate real returns for its shareholders even during the lean times.

“The way we manage our inventory has received a lot of attention over the past two years, and we have had great success in reducing the amount of money tied up in stores. This has been achieved by enhancing every link in our supply chain through the increased efficiency and transparency delivered by the introduction of SAP, and its integration with our local partners. They too have invested in systems to shorten the chain and make it more efficient,” he says.

The upgrading of the group’s information and procurement database and processes off the SAP platform, and integrating it with the reporting models, mean that all executives now have instant access to all aspects of the business and can make fully informed, real-time decisions.

Randgold has also systematically been reviewing its key commercial relationships and where appropriate had renegotiated to align margins with the value received.

During its formative years, says Shuttleworth, Randgold learned how to husband its meagre cash resources, and while it is now a big business, that prudence is still embedded in our DNA. This is evident in the size of its head office, among other things. Despite the company’s growth in size, it now employs fewer people in corporate and central services than it did five years ago. This has been achieved by putting people and skills at the operations where they are needed, and through the increased use of technology.

FRESH TEAM DRIVES EXPLORATION ENGINE

At a time when some major gold mining companies are again looking to grow through mergers and acquisitions rather than discovery and development, Randgold continues to believe that one of the best ways to create value is to find your own ounces.

Exploration therefore remains the engine that drives Randgold, and to ensure that it continues to perform optimally, the function has recently been reviewed from top to bottom with the input of expert external consultants, following the departure of Paul Harbidge and his succession as head of the department by Joel Holliday.

“We wanted to take a completely fresh look at our exploration business: how it’s structured, how it operates, what its priorities are and whether we have the right people in the right places,” says chief executive Mark Bristow. “This process was followed by our annual strategy and team effectiveness review, which produced a clear set of deliverables for this year and the next.”

New exploration head Joel Holliday has been with Randgold for more than 10 years in various positions, including exploration manager for West Africa and exploration manager at Loulo when the Gounkoto and Loulo 3 discoveries were made. Supporting him are the newly promoted Felix Kiemde, as exploration manager - West Africa, and Jono Lawrence as exploration manager – Central Africa. Felix has been a key member of the Randgold exploration department since its inception and was part of the team that discovered Tongon. Jono has been managing the exploration at Kibali for the past two years, when the mine’s reserves were more than doubled.

“Our core exploration strategy remains unchanged but we now have a more effectively structured as well as re-energised team to implement it,” says Joel. “We’ve also used this opportunity to reevaluate our resource triangle, which is still our primary business model, and to prune those prospects which are unlikely to make the grade.”

The new exploration team is an integral part of the Randgold geology department, which also includes the mineral resource management function. Mineral resource and exploration managers work closely together to ensure maximum value creation from the company’s assets.

Goals for 2014/15

▪	Add value at Massawa through the development of an accurate geological model including the high grade quartz-stibnite structures in the Central Zone
▪	Identify new opportunities across the Mako Belt and within Senegal
▪	Maintain focus on the Senegal-Mali shear zone and leverage knowledge of the Loulo district
▪	Research Mali South further and study new areas of interest around Morila South
▪	Expand the Ivorian portfolio
▪	Actively pursue opportunities along the northern margins of the Congo Craton through the DRC, South Sudan, South Uganda, South Kenya and Tanzania
▪	Build the Kibali resource and expand the Randgold footprint in Central Africa
▪	Continue to monitor other opportunities across Africa and globally

PREPAREDNESS SPURS PROMPT RESPONSE TO MALI’S FIRST EBOLA CASE

The high levels of alertness and preparedness will support the early identification and prompt treatment of any Ebola cases and, together with contact tracing and monitoring as already employed effectively in Senegal and the DRC, will reduce the spread of the disease to currently uninfected areas says Randgold chief executive Mark Bristow.

It was alertness and careful planning that prepared the Malian authorities to act swiftly to identify and contain the country’s first confirmed case of Ebola. Randgold owns and operates the Morila, Loulo and Gounkoto gold mines in Mali.

Ebola was confirmed on 23 October by which time contact tracing was already underway. Unfortunately the young victim, who had brought the disease across the border from Guinea, died in Kayes hospital the following day. Randgold is supporting the hospital with medical supplies.

Bristow said the company was in close touch with Mali’s national director of health and the regional health director at Kayes, as well as with the relevant NGOs and the other members of the Ebola Private Sector Mobilisation Group. “We are assured by the administrators that the situation is under control and we will obviously continue to monitor it closely,” Bristow said.

Bristow said Randgold was also working closely with the Ivorian ministry of health and local authorities to ward off the potential threat posed by the Ebola outbreak elsewhere in West Africa. “Although the Ebola outbreak is not present in Côte d’Ivoire, we believe in being prepared and so does the government, and we are implementing extensive measures to protect the health of our employees as well as our surrounding communities,” he said.

Long before this case was identified, Randgold itself had mobilised a major campaign to safeguard its employees and host communities against Ebola, he said.

“Randgold is no stranger to crises and we have managed our way successfully through civil wars and coups d’état. Ebola is another challenge that has to be met, and we believe it too can be dealt with by adopting the right approach and applying the appropriate skills,” said Bristow.

A crisis management team comprising the senior medical officers of all Randgold operations has been appointed to spearhead the campaign. These medical officers are all West Africans and are consequently very familiar with tropical diseases. In addition, the group’s chief medical officer, Dr Haladou Manirou has joined the Ebola Private Sector Mobilisation Group, which is coordinating the private sector’s response.

“Our crisis team meets weekly and is also in constant contact with our host governments, the World Health Organisation and other NGOs who are monitoring the situation to ensure that we are fully up to speed with the state of the epidemic and the measures being taken to contain it,” Bristow said.

“We have integrated our own prevention programme with those of our host countries and equipped all our sites with Ebola PPEs, disinfection kits, mobile isolation units and contactless temperature monitors. We have trained our own medical staff as well as the personnel from the local health centres in the identification and treatment of suspected cases.”

Bristow said awareness is the key to the prevention or early identification of the disease and Randgold is continuing an intensive drive to sensitise its own employees as well as the surrounding communities to the manifestation and treatment of Ebola symptoms through daily face-to-face updates, radio broadcasts and 24 hour hotlines. Heightened awareness should ensure that any suspected cases can be handled quickly and effectively.

AWARDS & ACCOLADES

DRC Mining Company of the Year

Randgold has won the 2014 Award for the Top Mining Company in the Democratic Republic of Congo. The DRC Mining Industry Awards, which recognise excellence in mining and rewards those individuals and companies that have made a significant contribution to the industry and in so doing have played a vital role in the re-emergence of its economy, were announced at a banquet during the recent IPAD Mining and Infrastructure Indaba in the nation’s capital. The event was attended by Minister of Mines Martin Kabwelulu and representatives of the Chamber of Mines and all the mining companies operating in the DRC.

For the past two years, Randgold has also won DRC’s corporate social responsibility trophy of excellence which recognises the mining company that has excelled in implementing a clear social investment framework that provides a catalyst for development – one that establishes an agenda for the future; assesses priorities for development; ensures compatible land uses; resolves land use conflicts and engages local communities in CSR planning.

Says Randgold CEO Mark Bristow, “This award as the biggest contributor to mining in the country comes in the company’s first full year of production at Kibali and reflects our commitment to building and running sustainable businesses which benefit all stakeholders in our host countries.”

Nomination for Excellence in Governance Award

Randgold has been shortlisted by the UK Institute of Chartered Secretaries and Administrators (ICSA) for the quality of its 2013 annual report under the “Best Sustainability and Stakeholder Disclosure – FTSE100” category. The panel formulating the short list consisted of ICSA and Hermes Investment Service. The other nominees in the category are Johnson Matthey plc, Mondi plc and Unilever plc.

Commenting on those nominated the ICSA stated: “The number and calibre of the entries that we have received this year demonstrates how seriously companies are now taking transparency and accountability so just being shortlisted can be seen as a genuine recognition of your achievements.” The awards ceremony which is expected to attract several hundred governance professionals from across the UK and Ireland will take place in London on Wednesday 12 November 2014.

Best Mine in Côte d’Ivoire

Côte d’Ivoire President Alassane Ouattara has singled out the Tongon operation as the top mine in the country for 2014. The award was one of 44 presented in various business areas including government, the private sector and civil society at a special ceremony at the presidential palace in August.

Tongon’s achievements in the following areas were recognised:

▪	Ongoing communication programme which maintained a good relationship with the surrounding community
▪	Contributions to the community in the fields of health and education
▪	Off-mine job creation, mainly in agriculture
▪	Encouraging youth entrepreneurship through micro-finance loans
▪	Sustainable development.

“This award is particularly pleasing given the Tongon mine management’s determined commitment to overcome the technical problems that have impacted the operation. The remedial measures implemented at the mine are starting to produce the desired results with the mine’s performance improving,” says Randgold chief executive Mark Bristow.

FTSE4Good Index inclusion

Randgold has been included in the respected FTSE4Good Index which recognises the performance of companies that meet globally recognised ESG standards using criteria developed through an extensive consultation process with a broad range of stakeholders. Companies are evaluated using more than 300 indicators of which at least 100 are sector specific, 50 are quantitative and 10 measure performance.

Three themes are used:

▪	Environment: climate change, pollution and resources, water, biodiversity, and environmental supply chain
▪	Social: labour standards, human rights and community, health and safety, customer responsibility, and social supply chain
▪	Governance: corporate governance, risk management, anticorruption, and tax transparency.

Congratulating his team on this achievement, CEO Mark Bristow said that being included in this highly rated index demonstrated how Randgold had demonstrated its commitment to sustainability.

“Randgold focuses on these issues because the measurement and management of social and environmental issues are core to our business performance. Simply put: our mines must be sustainable to be successful.”

AS KIBALI NEARS OPERATIONAL STEADY STATE, RANDGOLD URGES DRC TO FACILITATE FURTHER INVESTMENT

The Kibali gold mine is approaching operational steadiness as it continues to ramp up mining and production, and it is well positioned to achieve its goal of delivering an average of 650 000 ounces of gold per annum over the next 10 years, says Randgold chief executive Mark Bristow. Randgold is developing and operates the mine, in which it has a 45% stake.

Speaking at a recent update for local media in Kinshasa, Bristow said the quarter to June had seen major advances in the mine’s development, including the commissioning of the first of four hydropower plants, the completion of the secondary crushing, flotation and concentrate recovery circuits, and the accessing of the underground ore. The emphasis now was on completing the development of the underground mine, commissioning the second hydropower plant, and fine-tuning the process to ensure that it consistently achieves its design targets. Another focus area was the continuing Congolisation of the Kibali management team.

Bristow noted that to date the development of Kibali had injected $600 million directly into the Congolese economy. It was also benefiting the surrounding communities by supporting the growth of a local economy - recent months have seen the establishment of banks, shops, service stations and mobile phone operations there - and by providing health and educational resources to towns and villages in the area.

In a speech to the Geological Society at the University of Kinshasa that same day, Bristow said the optimal exploitation of the DRC’s mineral wealth would require an integral partnership between the mining industry and the government, which was also applicable to all other emerging countries.

“During the recent gold price boom, throughout the world both parties were guilty of seeking short term gains instead of using it as an opportunity to build sustainably profitable mining businesses. We must now urgently reconsider our complementary roles in extracting the maximum value from what are major national assets, and ensuring that the proceeds are shared fairly by all the stakeholders,” he said.

The looming undersupply of gold will create opportunities for mineral-rich African countries but they will have to compete aggressively for shrinking exploration dollars against each other as well as the rest of the world’s gold-producing regions, said Bristow.

Speaking at the IPAD DRC Mining and Infrastructure Indaba later that week, Bristow said that during the gold price boom the mining industry as well as its host governments had focused on short term gain instead of sustainable profitability. The global industry’s reserve base had consequently diminished in quantity as well as quality and production would inevitably continue to decline. With exploration budgets also decreasing, mining companies would now be even more selective than before about where they will invest their money.

Bristow said that while the DRC was endowed with abundant mineral wealth, it had performed poorly relative to its African peers in attracting the investment that could enable it to build its fledgling gold mining industry into a substantial and sustainably profitable sector of its economy. Among the reasons for this was uncertainty about the outcome of a DRC government commission’s current review of the country’s mining code.

“The question all concerned must ask themselves is this: Will any changes to the existing code promote the DRC’s international competitiveness, or will they damage its already fragile position in the investment market? In other words, will they build an industry capable of delivering more Kibalis or strangle it in its cradle?” Bristow said.

“The commission’s initial work created a real concern that the country was heading down the wrong road. Since then, however, a dialogue between the commission and the mining industry has evolved a position which is starting to compare with those of more attractive emerging country jurisdictions. The main item still being debated at this stage is the stability clause. Given the long term nature of any mining investment, the government’s pledge to honour its side of the commitment is obviously essential.”

He noted that Côte d’Ivoire’s recently revised mining code was a model of its kind because the review process that was followed had been inclusive and consultative. This approach delivered a win-win outcome which would make Côte d’Ivoire the go-to destination for mining investment in West Africa.

“The Côte d’Ivoire process has again highlighted the crucial importance of Randgold Resources’ partnership philosophy in building sustainable mining businesses in Africa for the benefit of all stakeholders. We believe that just as mining companies are custodians of their investors’ funds, so governments are custodians of their countries’ natural resources. Their objectives and deliverables are closely correlated, and both have an obligation to see that these resources are developed in a way that will build sustainably profitable mining industries that will not only create and deliver value in their own right but will serve as the engines that drive general long term economic growth,” he said.

A WORLD-CLASS MANAGEMENT TEAM FOR A WORLD-CLASS MINE

As Kibali completes the transition from construction through commissioning to commercial production, its full management team has been assembled and has completed its first formal team effectiveness review to define roles and deliverables.

Willem Jacobs, the general manager for East and Central Africa, points out that even at this early stage, more than half of Kibali’s heads of department are Congolese citizens, in line with the Randgold philosophy of localised recruitment. In those departments still headed by expatriates, there are Congolese second-in-commands who are being groomed to take over. Randgold’s focus on the employment and development of its host countries’ nationals, says Jacobs, is the only way to run a sustainable mining business in Africa.

“Many of our Congolese supervisors have been promoted from the rank of operator, recruited in the DRC, and have been working at Kibali since development started four years ago. This means that they literally know the business from the foundations up,” he says.

“As elsewhere at Randgold, Kibali works to the global best practice standards that are appropriate to a complex world-class operation. We keep honing not only our managers’ technical skills but also their commercial comprehension. The University of Cape Town has partnered with Randgold to conduct management courses on site with the first held at Kibali recently. A similar partnership with the University of Pretoria provided advanced mining and processing tuition on site at the company’s Loulo mine and was attended by engineers from Kibali. Our aim is that our managers, whether expatriate or Congolese, are fully equipped to be the best in their fields.”

Randgold’s mentoring system also has an important part to play in building world-class teams. Senior executives are a constant presence at the operations with CEO Mark Bristow, for example, recently spending a week working through each individual department at Kibali with its team. This, says Jacobs, ensures that everyone, from the miner in the pit to the corporate executive, is fully integrated and aligned with Randgold’s objectives.

ACTION PLAN ON TRACK TO DELIVER PERFORMANCE UPTURN AT TONGON

The remedial measures implemented to overcome the technical problems that have impacted Tongon are starting to produce the desired results with the mine’s performance improving, says Randgold Resources chief executive Mark Bristow.

Speaking at a recent briefing for local media in Abidjan, Bristow said mill throughput and the recovery rate, the main challenges faced by the mine, were both being turned around by a determined effort on the part of the Tongon management team. Their action plan also includes the replacement of the faulty crushers, which has now been completed with the new crushers currently being integrated into the larger circuit, and the expansion of the flotation circuit, which will start when the necessary equipment arrives on site next month.

“By early next year Tongon should have achieved its targeted performance levels, but the improvement is already evident, and despite the setbacks and challenges the management team has had to contend with, the mine should come within 10% of its production guidance of 260 000 ounces for 2014, with costs well contained,” Bristow said.

In the meantime, he said, infill drilling in the mine’s south pit had confirmed the potential for increasing the resource and the mineable reserve to replace ounces depleted during the year. More details of this will be provided with the group’s third quarter results next month.

Elsewhere in Côte d’Ivoire, Randgold has acquired two new permits while more are pending. Thanks to the confidence inspired by the country’s new mining code, Bristow said, Randgold was stepping up its investment in exploration there. It was also rolling out its sustainability programmes in line with the code.

RANDGOLD SUPPORTS BUDDING YOUNG GEOLOGISTS IN DRC

Randgold has awarded two scholarships to promising masters students at the University of Kinshasa and donated equipment to the geology department.

Announcing the scholarships at the recent Geology Society Conference at the university, Randgold CEO Mark Bristow said candidates would be selected based on their academic performance and financial background. He also announced a research and training programme which would provide four geology students from the university with on-the-job experience at the Kibali mine.

“Recruiting and upskilling host country nationals is central to Randgold’s human resources policy and we strongly believe in nurturing young, local talent in the industry. We plan to roll-out similar programmes in the geology departments at the Universities of Lubumbashi, Bukavu and Haut-Uélé in the DRC,” he said.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.